SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 9, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Material Change Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: February 9, 2006	By:	/s/ Beverly A. Bartlett

BEVERLY A. BARTLETT
Corporate Secretary

Form 51-102F3
Material Change Report
1.	NAME AND ADDRESS OF COMPANY
Ivanhoe Mines Ltd. (the “Company”)
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
2.	DATE OF MATERIAL CHANGE

January 30, 2006
3.	NEWS RELEASE

The news release was issued on January 30, 2006 and disseminated through the facilities of recognized newswire services.
4.	SUMMARY OF MATERIAL CHANGE

A new, independent estimate prepared by GRD Minproc Limited, of Perth, Australia (“GRD Minproc”), has upgraded the Measured and Indicated gold and copper resources contained within the planned open-pit deposits in the southern part of the Company’s Oyu Tolgoi (Turquoise Hill) Project to the Proven and Probable Mineral Reserve categories. Total Proven and Probable open-pit reserves are estimated to be 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold.
5.	FULL DESCRIPTION OF MATERIAL CHANGE

GRD Minproc prepared a new, independent estimate for the Company, which upgraded the Measured and Indicated gold and copper resources contained within the planned open-pit deposits in the southern part of the Company’s Oyu Tolgoi (Turquoise Hill) Project to the Proven and Probable Mineral Reserve categories. Total Proven and Probable open-pit reserves are estimated to be 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold.
Southern Oyu Mineral Reserves – January 2006

					CuEq	Recovered	Recovered
	Ore	NSR	Copper	Gold	Grade	Copper	Gold
Class	(tonnes)	$/t	(%)	(g/t )	(%)	(‘000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000

The key parameters in determining the Mineral Reserves are:
1. Metal prices of US$400/oz gold and US$1.00 /lb copper.
2. Block value Net Smelter Return (NSR) cut-off grades of US$3.54/t for Southwest Oyu and $3.39/t for Central Oyu.
For comparison, the Measured, Indicated and Inferred Southern Oyu Resources estimated by AMEC in May, 2005 were re-tabulated by AMEC in January, 2006, using a 0.3% copper equivalent cut-off as follows:

		Copper	Gold	CuEq	Contained	Contained
	Resources	Grade	Grade	Grade	Copper	Gold
Class	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)
Measured	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000
Indicated	992,400,000	0.47	0.27	0.64	10,280,000	8,620,000
Measured + Indicated	1,119,100,000	0.48	0.35	0.70	11,840,000	12,590,000
Inferred	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000
The Southern Oyu resources were re-tabulated by AMEC using a pit shell based upon higher metal prices ($1.15/lb copper and $450/oz gold) than were used in the May, 2005, estimate and in the Mineral Reserve study ($1.00/lb copper and $400/oz gold). Reference is made to the Company’s Material Change Report dated May 13, 2005 for a comparison to the Southern Oyu resources reported in May 2005.
Technical Report and Qualified Persons
The Company will file a technical report to support the scientific and technical information in this Material Change Report within the time prescribed by National Instrument 43-101.
The scientific and technical disclosure in this Material Change Report, and in the technical report that will be filed to support it, was prepared by, or under the supervision of, the following individuals, each of whom is a “qualified person” under National Instrument 43-101:
Bernard Peters, B. Eng. (Mining), Aus.I.M.M. 201743, employed by GRD Minproc as Principal Mining Engineer, was responsible for preparation of the technical information concerning the Mineral Reserve estimate.
Steve Blower, M.Sc. (Geology), P.Geo., employed by AMEC Americas Ltd., was responsible for preparation of the technical information concerning the Mineral Resource estimate.

Allan Haines, BSc., C. Eng., Eur. Ing., MIMMM, an employee of Steffen Robertson Kirsten (Australasia) Pty. Ltd., was responsible for preparation of the scientific and technical information respecting Open Pit Mine Geotechnical.
Dean David, B AppSc (Metallurgy), Aus.I.M.M.102351, employed by GRD Minproc as Process Consultant, was responsible for preparation of the scientific and technical information respecting processing.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.
7.	OMITTED INFORMATION

No confidential information has been omitted from this material change report.
8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:
Beverly A. Bartlett
Ivanhoe Mines Ltd.
Suite 654 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
Telephone: (604) 688-5755
9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 9th day of February, 2006.